UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 001-38209

DESPEGAR.COM, CORP.

(Exact name of registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Juana Manso 999

Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

DESPEGAR.COM, CORP.

The members of the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of Despegar.com, Corp. (the “Company”) are presently Mr. Mario Eduardo Vázquez, Mr. Nilesh Lakhani and Mr. Martín Rastellino.

Section 303A.06 of the Listed Company Manual of the New York Stock Exchange requires that listed companies, including foreign private issuers, must have an audit committee that satisfies the requirements of Rule 10A-3 under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), which generally requires that each member of the audit committee be independent, subject to certain exemptions.

The Board had previously determined that, based upon the facts and circumstances at that time, Mr. Rastellino was not independent for purposes of serving on the Audit Committee and, with respect to Mr. Rastellino’s membership on the Audit Committee, had relied upon Rule 10A-3(b)(1)(iv)(A) of the Exchange Act, which provides a one-year transitional exemption from the audit committee independence requirements for a company listing in connection with an initial public offering in the United States. The transitional exemption from the audit committee independence requirements set forth in Rule 10A-3(b)(1)(iv)(A) of the Exchange Act is set to expire on September 19, 2018, after which the Company is required to have a fully independent audit committee.

The Board has reassessed Mr. Rastellino’s independence for purposes of serving upon the Audit Committee based upon the criteria contained in Rule 10A-3(b) of the Exchange Act along with all relevant facts and circumstances, including an evaluation of the current relationships between the Company and Mr. Rastellino.

On August 31, 2018, the Board determined, upon consideration of the criteria contained in Rule 10A-3(b) of the Exchange Act along with all relevant facts and circumstances, including an evaluation of the current relationships between the Company and Mr. Rastellino, that Mr. Rastellino is independent pursuant to the required standards set forth in Rule 10A-3(b) of the Exchange Act.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Juan Pablo Alvarado

Name: Juan Pablo Alvarado

Title: General Counsel

Date: September 11, 2018